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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ONE)*

                     Brilliant Digital Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   10952 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Ronald L. Fein, Esq.
                           Stutman, Treister & Glatt
                       3699 Wilshire Boulevard, Suite 900
                       Los Angeles, California 90010-2739
                                  213.251.5100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications)

                                  May 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.109502 10 4


     1 Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
          Harris Toibb, ###-##-####

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   ________________________________________________________________


          (b)   ________________________________________________________________

     3.   SEC Use Only    ______________________________________________________

     4.   Source of Funds (See Instructions)
          PF

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) PURSUANT TO ITEMS 2(d) OR 2(e) [_] _____________________

     6.   Citizenship or Place of Organization
          United States

               7.   Sole Voting Power

  Number of         6,384,769

  Shares
               8.   Shared Voting Power ________________________________________
  Beneficially

  Owned by

  Each         9.   Sole Dispositive Power

  Reporting         6,384,769

  Person
               10   Shared Dispositive Power  __________________________________
  With

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          6,834,769


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11)
          29.8%

     14.  Type of Reporting Person (See Instructions)
          IN
          ______________________________________________________________________

          ______________________________________________________________________

          ______________________________________________________________________

          ______________________________________________________________________

          ______________________________________________________________________


                           STATEMENT TO SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock"), of Brilliant Digital Entertainment, Inc., a Delaware corporation ("BDE" or "Issuer"), the principal executive offices of which are located 6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California 91367.

ITEM 2.   IDENTITY AND BACKGROUND.

          a.  The person filing this statement on Schedule 13D is Harris Toibb.

          b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

          c. Mr. Toibb is engaged in real estate development and personal investments.

          d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. Mr. Toibb has not, during the last five (5) years), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has or is subject to a judgment, decree or final order enjoining future violations or, orprohibiting or mandating activities subject to, federal or statesecurities laws or finding any violation with respect to such laws.

          f.  Mr. Toibb is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Toibb made a series of open market purchases utilizing personal funds between February and November 2000 aggregating a total of 397,300 shares of Common Stock for an aggregate purchase price of $1,414,528 (the "Open Market Purchases"). Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "Purchase Agreement") dated April 19, 2001, as amended on May 23, 2001, which contemplates the purchase of a secured convertible promissory note in the amount of $2,000,000 convertible, at any time, initially into 2,832,861 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "Secured Convertible Promissory Note") together with warrants initially to purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants are immediately exercisable for a term of three (3) years ("Warrants").

          The Purchase Agreement requires funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. Mr. Toibb intends to utilize personal funds for such purchase. The May 23, 2001 payment has been made with personal funds. Pursuant to the Purchase Agreement, the Secured Convertible Promissory Note and the Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Mr. Toibb purchased the Common Stock in the Open Market Purchases for investment purposes. Mr. Toibb purchased the Secured Convertible Promissory Note and the Warrants for investment purposes and, if the Secured Convertible Promissory Note is converted into Common Stock, in whole or in part, and if the Warrant is exercised in whole or in part, the Common Stock thereby acquired by Mr. Toibb, Mr. Toibb presently intends to be for investment purposes.

          Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          a. Mr. Toibb beneficially owns 6,834,769 shares of the Common Stock, which consists of 1,029,840 shares issued and outstanding. Upon conversion of the Secured Convertible Promissory Note he will own an additional 2,832,861 shares. Upon exercise of the Warrant, he will own an additional 2,522,068 shares of Common Stock. Mr. Toibb's ownership will represent 29.8% of Common Stock that will be issued and outstanding upon conversion of the Secured Convertible Promissory Note and exercise of the Warrant.

          b. Mr. Toibb has sole voting and dispositive power with respect to 6,384,769 shares of the Common Stock.

          c. Mr. Toibb entered into the Purchase Agreement as amended May 23, 2001 by and between BDE as Issuer and Mr. Toibb as Purchaser, which contemplates the purchase by Mr. Toibb from BDE of the Secured Convertible Promissory Note together with the Warrants.

          The Purchase Agreement requires funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. The May 23, 2001 payment has been made.

          d. None

          e. Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As of March 1, 2001, Mr. Toibb and Markev Services LLC, a Delaware limited liability company ("Markev") formed a general partnership organized under California law in accordance with the Partnership Agreement of the Markev and Toibb Partnership (the "Markev - Toibb Partnership"). Mr. Dyne is Chairman of the Board of Directors and Chief Executive Officer of BDE and a principal in Markev. Pursuant to the Partnership Agreement, Mr. Toibb and Markev each contributed 450,000 shares of Common Stock and agreed (i) that Mr. Dyne would act as the managing partner of the Markev-Toibb Partnership and as such would have sole voting and dispositive power with respect to all of the shares of Common Stock contributed to the Markev-Toibb Partnership and (ii) to an allocation of partnership losses and profits arising from the sale, if any, of the shares of Common Stock owned by the Markev-Toibb Partnership, thereby eliminating during the term of the Markev-Toibb Partnership Mr. Toibb's voting and dispositive power with respect to 450,000 shares of Common Stock.

ITEM 7.   EXHIBITS.

          The Partnership Agreement is attached hereto as Exhibit A.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 30, 2001


                                        /S/ Harris Toibb
                                        -------------------------------------
                                        Harris Toibb, an Individual

                              PARTNERSHIP AGREEMENT
                                       OF
                        THE MARKEV AND TOIBB PARTNERSHIP
                        A CALIFORNIA GENERAL PARTNERSHIP

         THIS PARTNERSHIP AGREEMENT is entered into as of this 1st day of March, 2001, by and among MARKEV SERVICES, LLC, a Delaware limited liability company ("MARKEV") and HARRIS TOIBB, an individual ("TOIBB"). Markev and Toibb are sometimes referred to herein individually as a "PARTNER" and collectively as the "PARTNERS".

                                    AGREEMENT

         In consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Partners hereby agree as follows:

1. FORMATION OF GENERAL PARTNERSHIP.

     1.1 The parties hereby form a general partnership (the "PARTNERSHIP") under the provisions of the California Uniform Partnership Act (the "ACT") and, except as herein otherwise expressly provided, the rights and liabilities of the Partners shall be as provided in that Act, as amended from time to time.

     1.2 No Partner shall, either directly or indirectly, take any action to require partition of the Partnership or of any of its assets or properties or cause the sale of any Partnership property, and notwithstanding any provision of law to the contrary, each Partner (and his or its legal representative, successor or assign) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to his or its Partnership Interest, or with respect to any assets or properties of the Partnership, except as expressly provided in this Agreement.

2. NAME. The business of the Partnership shall be conducted under the name "THE MARKEV AND TOIBB PARTNERSHIP" or such other name as the Partners shall hereafter designate.

3. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

     3.1 "ACT" means the California Uniform Partnership Act, as it may be amended from time to time.

     3.2 "AGREEMENT" means this Partnership Agreement, as amended, modified or supplemented from time to time.

     3.3 "COMPANY" shall mean Brilliant Digital Entertainment, Inc., a Delaware corporation.

     3.4 "MANAGING PARTNER" means Markev, or any successor appointed by Markev after the date hereof.

     3.5 "PARTNERS" mean, effective as of the date first above written, Markev and Toibb, and hereafter shall include those persons who have been admitted to the Partnership as Partners in accordance with ARTICLE 14 and transferees of Partnership Interests who have become Partners pursuant to ARTICLE 12.

     3.6 "PARTNERSHIP" means the general partnership formed pursuant to this Agreement by the parties hereto, as said partnership may from time to time be constituted.

     3.7 "PARTNERSHIP INTEREST" means an ownership interest in the Partnership, which includes a Partner's share of the profits and losses of the Partnership, a Partner's right to receive distributions of the Partnership's assets, a Partner's right to vote or participate in the management of the Partnership as permitted in this Agreement, and a Partner's right to information concerning the business and affairs of the Partnership, as provided in this Agreement and under the Act.

     3.8 "PERCENTAGE INTEREST" means the percentage assigned to each Partner as set forth opposite his or its name on the signature page hereof, as amended from time to time.

     3.9 "SHARES" means the shares of Common Stock, par value $.001 per share, of the Company contributed to or acquired by the Partnership.

     3.10 "TRANSFER" shall mean any transfer, sale, assignment, gift, pledge or other disposition or encumbrance.

4. NATURE OF BUSINESS.

     4.1 The purpose of the Partnership is to acquire and hold for investment the Shares, and to engage in any lawful act or activity related thereto for which general partnerships may be organized under the laws of the State of California.

     4.2 The Partners and their affiliates may conduct any business or activity whatsoever without any accountability to the Partnership or to any Partner. Each Partner understands that the other Partner and his or its affiliates may be interested, directly or indirectly, in various other such businesses and undertakings.

     4.3 Each Partner understands and acknowledges that the conduct of the business of the Partnership may directly or indirectly involve business dealings with such other businesses or undertakings of the other Partner and his or its affiliates. The creation of the Partnership and the assumption by each of the Partners of his or its duties hereunder shall be without prejudice to the respective rights of the other Partner and his or its affiliates to maintain such other interests and activities and to receive and enjoy profits or compensation therefrom, and each Partner waives any rights he or it might otherwise have to share or participate in such other interests or activities of the other Partner and his or its affiliates.

5. TERM. The term of the Partnership shall commence on the date hereof and shall continue until December 31, 2025, except as otherwise provided in Article 13.

6. PRINCIPAL PLACE OF BUSINESS. The principal business office of the Partnership shall be located at 6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California 91367, or at such other place as may be designated by the Managing Partner from time to time.

7. CAPITAL AND CONTRIBUTIONS.

     7.1 Set forth opposite the name of each Partner on the signature page hereto is each Partner's capital commitment to the Partnership. Each Partner's capital commitment represents the aggregate amount of capital that such Partner has agreed to contribute to the Partnership in accordance with the terms hereof. No Partner shall be obligated, or have the right, to contribute capital to the Partnership in an amount in excess of his or its capital commitment; PROVIDED, HOWEVER, that each Partner shall be required to contribute such partner's PRO RATA share of all accounting and miscellaneous expenses. Upon execution of this Agreement, each Partner shall contribute the capital, in Shares, to the Partnership by delivering to the Partnership a stock certificate or certificates registered in the name of the Partnership.

     7.2 No Partner shall have the right to receive interest on his or its capital contributions to the Partnership.

     7.3 Capital accounts shall be maintained for each Partner in accordance with Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

8. DISTRIBUTIONS.

     8.1 For any fiscal year of the Partnership, distributions in cash or in kind shall be made at such times and in such amounts as determined by the Managing Partner. Such distributions to the Partners, when made, shall be made in accordance with the Partners' respective Percentage Interests.

     8.2 No Partner shall be entitled to a return of his or its capital contribution except in accordance with this Article 8 or Article 13.

     8.3 Any withholding tax required by law to be withheld by the Partnership with respect to a Partner shall be treated as a distribution to such Partner.

9. ALLOCATIONS OF PROFITS AND LOSSES. Items of gross income and gain and gross expense and loss of the Partnership shall be allocated for each fiscal year or other period to the Partners as follows:

     9.1 Items of gross income and gain shall be allocated 100% to Toibb and items of gross expense and loss shall be allocated 100% to Markev until the Partners' capital accounts are in a ratio equal to 25% Markev and 75% Toibb; and

     9.2 Thereafter, items of gross income and gain and gross expense and loss shall be allocated between the Partners PRO RATA in accordance with the Partners' respective Percentage Interests.

10. BOOKS AND RECORDS; TAX MATTERS PARTNER

     10.1 There shall be maintained and kept at all times during the continuation of the Partnership proper and usual books of account which shall accurately reflect the condition of the Partnership and shall account for all matters concerning the management thereof; and which books shall be maintained and kept at the principal office of the Partnership or at such other place or places as the Managing Partner may from time to time determine. The Partnership's books and records shall be maintained on the basis selected by the Managing Partner.

     10.2 The fiscal year of the Partnership shall end on December 31 of each year.

     10.3 The "TAX MATTERS PARTNER" of the Partnership within the meaning of Internal Revenue Code section 6231(a)(7) shall be such person as may designated from time to time by the Managing Partner. The initial tax matters partner shall be the Managing Partner.

11. MANAGEMENT

     11.1 The Partnership shall be managed by the Managing Partner. The initial Managing Partner shall be Markev, which shall serve until it resigns, is dissolved, becomes bankrupt or is removed for cause. The Managing Partner shall have the exclusive power and authority to act on behalf of the Partnership, including without limitation (but subject to the limitations of the Act and the limitations set forth hereinafter) the exclusive power and authority:

          11.1.1 To acquire, sell, transfer, exchange, lease or dispose of the Shares and to vote the Shares at any stockholder meetings of the Company until such time as the Partnership terminates;

          11.1.2 To invest any funds of the Partnership temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

          11.1.3 To execute on behalf of the Partnership all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; documents providing for the acquisition or disposition of the Shares; assignments; bills of sale; partnership agreements; and any other instruments or documents necessary or appropriate, in the opinion of the Partners, to the business of the Partnership;

          11.1.4 To employ accountants, legal counsel, managing agents or other experts to perform services for the Partnership and to compensate them from Partnership funds;

          11.1.5 To enter into any and all other agreements on behalf of the Partnership, with any other person or entity for any purpose necessary or appropriate to the conduct of the business of the Partnership;

          11.1.6 To pay reimbursement from the Partnership of all expenses of the Partnership reasonably incurred and paid by the Partners on behalf of the Partnership;

          11.1.7 To take such actions and execute such documents as may be necessary or appropriate, as determined by the Partners, in connection with or related to the ownership of the Shares; and

          11.1.8 To do and perform all other acts as may be necessary or appropriate to the conduct of the business of the Partnership.

     11.2 Every contract, deed, mortgage, lease and other instrument executed by the Managing Partner shall be conclusive evidence in favor of every person or entity relying thereon or claiming thereunder that, at the time of the delivery thereof, (i) the Partnership was in existence, (ii) this Agreement had not been amended in any manner so as to restrict the delegation of authority among the Partners, and (iii) the execution and delivery of such instrument was duly authorized by the Partners.

     11.3 The funds of the Partnership shall be deposited in such bank account or accounts, or invested in such interest-bearing or non-interest bearing investments, as shall be designated by the Managing Partner. All withdrawals from any such bank accounts shall be made by the Managing Partner or one or more of his designees. Partnership funds shall be separately identifiable from and not commingled with those of any other person or entity.

12. TRANSFER OF PARTNERSHIP INTEREST. No Partner may Transfer any of his or its Partnership Interest except with the prior written consent of all of the other Partners. Any attempted Transfer of any Partnership Interest that is made without the prior written consent of all other Partners shall be invalid and shall not be reflected on the Partnership's books.

13. DISSOLUTION OF THE PARTNERSHIP

     13.1 The Partnership shall be dissolved on the earlier of the following events:

          13.1.1 The agreement to dissolve of both of the Partners; 13.1.2 Ninety days following written notice to dissolve the Partnership made by any Partner to the other Partner;

          13.1.3 The sale or liquidation of substantially all the assets of the Partnership;

          13.1.4 The expiration of the term of the Partnership; or

          13.1.5 As otherwise provided in the Act.

     13.2 The assets of the Partnership on winding-up shall be applied first to the expenses of the winding-up, liquidation and dissolution, then to creditors, in order of priority as provided by law, and thereafter distributed to the Partners PRO RATA in accordance with their respective positive capital accounts balances.

14. ADMISSION OF NEW PARTNERS; AMENDMENT OF PARTNERSHIP AGREEMENT.

     14.1 New partners may be admitted to the Partnership only upon the written approval of both Partners, and shall be admitted upon such terms and conditions as the Partners may determine, consistent with this Agreement and any applicable provision of law or rule of a governmental agency or self-regulating organization which has jurisdiction over the business of the Partnership.

     14.2 This Agreement may not be amended except with the consent of both Partners.

15. LIABILITY AND INDEMNIFICATION.

     15.1 No Partner or agent of the Partnership shall be liable to the Partnership or any other Partner for any expenses, damages or losses arising out of the performance of his or its duties for the Partnership other than those expenses, damages or losses directly attributable to such person or entity not acting in good faith and in a manner that he or it reasonably believed to be in or not opposed to the best interests of the Partnership or attributable to such person's breach of his or its duty of loyalty to the Partnership.

     15.2 The Partnership shall indemnify any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Partnership or by any Partner) by reason of the fact that he or it is or was a Partner or agent of the Partnership against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him or it in connection with such action, suit or proceeding to the fullest extent permitted under California law.

16. MISCELLANEOUS.

     16.1 Except as herein provided, this Agreement constitutes the entire agreement between the parties relating to the subject matter hereof. It supersedes any prior agreement or understandings between them relating to the subject matter hereof, and it may not be modified or amended in any manner other than as set forth herein.

     16.2 This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of California.

     16.3 Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

     16.4 Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision thereof. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person, firm or corporation may require in the context thereof.

     16.5 Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement, or the application of such provision to any person or circumstances shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected hereby.

     16.6 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.


                                               Percentage                   Company
PARTNER                                         INTEREST                     SHARES



/s/ Harris Toibb                                   75%                      450,000
----------------------------------------
Harris Toibb


MARKEV SERVICES, LLC                               25%                      450,000

/s/ Mark Dyne
----------------------------------------
Mark Dyne, Manager
